                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 3 )


                           ALBANY INTERNATIONAL CORP.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   012 348 108
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                                 (CUSIP Number)

      J. Spencer Standish, One Schuyler Meadows Rd., Loudonville, NY 12211
                                 (518) 445-2200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                      N.A.
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box / /.

            NOTE. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. SEE ss. 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)











                               (Page 1 of 8 Pages)


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SCHEDULE 13D                           FORMS                              7060
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CUSIP NO. 012 348 108                   13D                  PAGE 2 OF 8 PAGES
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  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           J. S. Standish  Company
           36-3060162
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                           (b) / /

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  3   SEC USE ONLY



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  4   SOURCE OF FUNDS*
           Not Applicable

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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                 / /

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, USA
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                    7   SOLE VOTING POWER
    NUMBER OF
      SHARES                 3,368,013
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
------------------------------------------------------------------------------
                    8   SHARED VOTING POWER

                             --

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                    9   SOLE DISPOSITIVE POWER

                             3,368,013

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                    10  SHARED DISPOSITIVE POWER

                             --

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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,368,013

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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                      / /


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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.89%

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 14   TYPE OF REPORTING PERSON*

           CO

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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER.

            The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share ("Class A Common Stock"), of Albany International Corp., a Delaware corporation ("the Company"). The address of the principal executive office is 1373 Broadway, Albany, New York 12204.


ITEM 2.     IDENTITY AND BACKGROUND.

            (a) - (b) This statement is filed by J. S. Standish Company, a corporation organized under the laws of the State of Delaware. The address of the principal business and the principal office of J. S. Standish Company is c/o Fleet Private Banking, 69 State Street, Albany, New York 12201. The name and business address of each of the directors and executive officers of J.S. Standish Company is as follows:


      Name and Address                          Capacity
      ----------------                          --------
      J. Spencer Standish                       President,
      One Schuyler Meadows Road                 Treasurer &
      Loudonville, New York 12211               Director

      Francis L. McKone                         Vice President,
      c/o Albany International Corp.            Assistant Secretary &
      1373 Broadway                             Director
      Albany, New York  12204

      Thomas R. Beecher, Jr.                    Secretary &
      200 Theater Place                         Director
      Buffalo, New York  14202

      John C. Standish                          Director
      c/o Albany International Corp.
      1373 Broadway
      Albany, New York  12204

      Christine L. Standish                     Director
      c/o Albany International Corp.
      1373 Broadway
      Albany, New York  12204

The name and address of the holder of all of the outstanding stock of J. S. Standish Company is Fleet Private Banking, Trustee u/w John C. Standish, 69 State Street, Albany, New York 12201. J. Spencer Standish has sole voting and dispositive power with respect to such stock.

                               Page 3 of 8 Pages

            (c) The principal business of J. S. Standish Company is investments. J. Spencer Standish is retired. Prior to 1998, he served as Chairman of the Board of the Company. Francis L. McKone's present principal occupation is Chairman of the Board of the Company. Thomas R. Beecher, Jr.'s present principal occupation is President of Ballynoe LLC, the principal business of which is venture capital investments and the address of the principal office of which is 200 Theater Place, Buffalo, New York 14202.
John C. Standish's present principal occupation is Director, PAC Pressing and Process Technology for the Company. Christine L. Standish's present principal occupation is raising her children. She is also a Director of the Company.

            (d) - (e) During the last five years none of (i) J. S. Standish Company, (ii) J. Spencer Standish, (iii) Francis L. McKone, (iv) Thomas R. Beecher, Jr., (v) John C. Standish, or (vi) Christine L. Standish has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of J. Spencer Standish, Francis L. McKone, Thomas R. Beecher, Jr., John C. Standish and Christine L. Standish is a citizen of the United States of America.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The 3,368,013 shares of Class A Common Stock beneficially owned by J. S. Standish Company are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company ("Class B Common Stock"). Of the shares of Class B Common Stock beneficially owned by J. S. Standish Company, (a) 5,100 shares were acquired by purchase from Mr. J. S. Standish in August, 1996 at $18.125 per share, and (b) 3,200,000 shares have been beneficially owned since issuance in 1987 in exchange for shares of the predecessor of the Company. (J. S. Standish Company beneficially held such shares of the predecessor for several years prior to such exchange.) The remainder of the shares were received in the form of dividends declared by the Company on all outstanding shares of Class A and Class B Common Stock.


ITEM 4.     PURPOSE OF TRANSACTION.

            J. S. Standish Company has no current plan or intention to convert any shares of Class B Common Stock into shares of Class A Common Stock. In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share.

                               Page 4 of 8 Pages

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a)

                  (1) As described in the response to Item 3 above, J. S. Standish Company beneficially owns 3,368,013 shares of Class A Common Stock (11.89% of the Class A Common Stock outstanding) issuable on conversion of an equal number of shares of Class B Common Stock.

                  (2) J. Spencer Standish beneficially owns 5,227,707 shares of Class A Common Stock (17.32% of the Class A Common Stock outstanding) of which (i) 16,000 shares are issuable to him upon the exercise of stock options at $15 per share, (ii) 1,582,294 shares are issuable to trusts under the wills of John C. and Florence Standish upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iii) 120,000 shares are issuable to the Christine L. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iv) 120,000 shares are issuable to the John C. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (v) 10,700 shares are issuable to the Christine L. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (vi) 10,700 shares are issuable to the John C. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), and (vii) 3,368,013 shares are issuable to
      J. S. Standish Company upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish is President and a director, and has the power to elect and remove all of the directors, of J. S. Standish Company). These holdings reflect (1) the gift on March 15, 2000 by Mr. Standish to each of his children, John C. and Christine L. Standish, of options exercisable for 12,000 shares at $15.00 per share, (2) the transfer from Christine L. Standish, by gift and by sale, of 120,000 shares to the Christine L. Standish Delta Trust during January 2001, (3) the transfer from John C. Standish, by gift and by sale, of 120,000 shares to the John C. Standish Delta Trust during January 2001, (4) gifts by Christine L. Standish of a total of 5,350 shares to each of the Christine
      L. Standish Gift Trust and the John C. Standish Gift Trust during 1999 and 2000, and (5) gifts by John C. Standish of a total of 5,350 shares to each of the Christine L. Standish Gift Trust and the John C. Standish Gift Trust during 1999 and 2000.

                  (3) Francis L. McKone beneficially owns 550,657 shares of Class A Common Stock (2.21% of the Class A Common Stock outstanding) of which (i) 51,607 shares are owned directly, (ii) 498,000 shares are issuable to him upon the exercise of stock options at various exercise prices from $15.00 to $22.25 per

                               Page 5 of 8 Pages
      share and (iii) 1,050 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock.

                  (4) Thomas R. Beecher, Jr. beneficially owns 907,497 shares of Class A Common Stock (3.64% of the Class A Common Stock outstanding) of which (i) 10,161 shares are owned directly, (ii) 1,711 shares are held by the Messer Foundation (Mr. Beecher shares voting and investment power with respect to such shares), (iii) 494,307 shares are issuable to trusts for the benefit of John C. Standish and Christine L. Standish (Mr. Beecher is sole trustee with sole voting and investment power with respect to such shares) upon conversion of an equal number of shares of Class B Common Stock, (iv) 250,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (Mr. Beecher is trustee with shared voting and investment power with respect to such shares), and (v) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Mr. Beecher is trustee with shared voting and investment power with respect to such shares).

                  (5) John C. Standish beneficially owns 420,779 shares of Class A Common Stock (1.69% of the Class A Common Stock outstanding) of which
      (i) 15,600 shares are issuable to him upon the exercise of stock options at various exercise prices from $15.00 to $22.25 per share, (ii) 1,704 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock, (iii) 2,157 shares are held in his account in the Company's 401(k) retirement savings and employee stock ownership plans,
      (iv) 250,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (John C. Standish shares voting and investment power with respect to such shares), and (v) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (John C. Standish shares voting and investment power with respect to such shares). These holdings reflect the transfers described in Item 5(a)(2) above.

                  (6) Christine L. Standish beneficially owns 405,726 shares of Class A Common Stock (1.63% of the Class A Common Stock outstanding) of which (i) 1,449 shares are owned directly, (ii) 1,704 shares are issuable to her upon conversion of an equal number of shares of Class B Common Stock, (iii) 1,255 shares are held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company), in their respective accounts in the Company's 401(k) retirement savings and employee stock ownership plans, (iv) 250,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (Ms. Standish shares voting and investment power with respect to such shares), and (v) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Christine L. Standish shares voting and investment power with respect to such shares). These holdings reflect the transfers described in Item 5(a)(2) above.

                               Page 6 of 8 Pages

            (b) Each of the persons named in clause (a) of this Item 5 has sole voting an dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

            (c) - (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.





                               Page 7 of 8 Pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2001

                                          J. S. STANDISH COMPANY



                                          By /s/  J. Spencer Standish
                                             ---------------------------
                                                  J. Spencer Standish
                                                     President








                               Page 8 of 8 Pages